

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Thomas Nolan, Jr.
President and Chief Operating Officer
The Howard Hughes Corporation
110 N. Wacker Dr.
Chicago, IL 60606

Re: The Howard Hughes Corporation
        Amendment No. 2 to Registration Statement on Form 10-12B
        Filed October 29, 2010
        File No. 001-34856

Dear Mr. Nolan:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Investment Agreements, page 10

1.   Please disclose number of shares of your common stock that each Plan Sponsor will receive pursuant to the investment agreements. Also please state the number of shares your Plan Sponsors will receive in the distribution of common stock in connection with your separation from General Growth Properties, Inc.

Risk Factors, page 45

2.   We note your disclosure on page 45 that additional risks that you currently do not know about or that you currently believe to be immaterial may also impair your business operations which could result in the loss of investment. Please revise to clarify that you have disclosed all material risks and remove the references to additional risks that have not been disclosed.

Item 2. Financial Information, page 59

Notes to Pro Forma Condensed Combined Financial Information, page 64

3. You disclose in footnote (7) that $48.5 million of pre-petition mechanics and materialmens' liens are excluded since they will be retained by GGP at emergence. You also note that the amount is expected to be substantially lower than this amount due to settlement activity since June 30, 2010. Please clarify if these amounts are included in the historical balance sheet and your basis for the inclusion/exclusion. Also, please clarify if the obligations of THHC will increase as a result of the settlement activity since June 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Results of Operations

Six Months Ended June 30, 2010 and 2009

Master Planned Communities Segment

Certain Significant Combined Revenues and Expenses, page 73

4. We note your response to comment 39 in our letter dated September 24, 2010 and your revised disclosures. Please expand your disclosure on page 73 to additionally discuss the significant assumptions relied upon in your undiscounted cash flow analyses specifically for the properties that were not impaired but had impairment indicators and fair values less than carrying values as of June 30, 2010. In addition, please disclose a sensitivity analysis of these significant assumptions.

Properties, page 90

5. Please disclose the type of leases you generally have with your tenants. To the extent your properties are net leased, please revise to separately disclose base rent amounts and common area maintenance charges per square foot.

6. We note your response to comment 18 in our letter dated October 25, 2010 and revised footnote (3) to the table on page 90. Please expand the footnote to clarify whether base rent has been adjusted for rent reductions, tenant concessions and abatements.

Security Ownership of Certain Beneficial Owners and Management, page 90

7. We note the disclosure on pages 10 and 56 that at the Effective Date, Brookfield Investor, and Pershing Square will own 13.7% and 12.0% of your outstanding common stock, respectively, assuming exercise of all outstanding warrants. Please reconcile these amounts with the beneficial ownership amounts shown in the table on page 92.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk, Attorney-Advisor at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Matthew D. Bloch, Esq.
Weil Gotshal & Manges LLP
Via *facsimile*: (212) 310-8007